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Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

May 22, 2017

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7919

Attention:	Mr. Russell Mancuso
Mr. Tim Buchmiller
Ms. Lynn Dicker
Ms. Tara Harkins
Ms. Amanda Ravitz

Re:   SMART Global Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed May 11, 2017

File No. 333-217539

Ladies and Gentlemen:

We are submitting this letter on behalf of SMART Global Holdings, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 19, 2017 (the “Comment Letter”) relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment No. 1”), filed on May 11, 2017, and the prospectus contained therein. In conjunction with this letter, the Company is filing via EDGAR for review by the Staff a revised Registration Statement on Form S-1 (the “Registration Statement”), including the prospectus contained therein. For your convenience, we are providing by overnight delivery to the Staff courtesy copies which include five copies of the Registration Statement that have been marked to show changes from Amendment No. 1. Capitalized terms used in this letter but not defined herein shall have the meanings given to such terms in the Registration Statement.

For ease of review, we have set forth below each of the comments numbered 1 through 7, as set forth in the Comment Letter, together with the Company’s responses thereto. All page numbers in the responses below refer to the Registration Statement, except as otherwise noted.

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Securities and Exchange Commission	2	May 22, 2017

Use of Proceeds, page 51

1.    We note your revisions in response to comment 9 of our letter dated March 30, 2017. Please quantify the amount of net proceeds that you will provide to the underwriters. Also, to the extent any of the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 51 to quantify the amount of net proceeds that will be provided to affiliates of the underwriters. The Company also respectfully advises the Staff that none of the indebtedness to be discharged was incurred within one year.

In addition, the Company respectfully advises the Staff that it has revised the disclosure on pages 8, 13, 51 and 53 to reflect that the Company will use all of the net proceeds from the offering to repay a portion of the term loans outstanding under the Senior Secured Credit Agreement and will not use any portion of the net proceeds to pay unpaid fees under the Management Agreement. Consistent with the requirements of the Termination Letter filed as Exhibit 10.24 to the Registration Statement that will terminate the Management Agreement, the Company intends to pay the unpaid management fees under the Management Agreement after it has repaid the full amount outstanding under the term loans. The Company has revised pages 64, 78 and 119 accordingly.

Principal Shareholders, page 115

2.    Please tell us why you no longer identify the natural persons with voting and dispositive powers over the shares held by the affiliates of Silver Lake Partners and Silver Lake Sumer. Cite any authority on which you rely.

Response: The Company has revised page 116 to address the Staff’s comment.

Exhibits

3.    Please file the agreement mentioned on page 119 that will terminate the management agreement. Also, file the consent of counsel mentioned under the headings “Shareholders’ Suits” on page 128 and “Enforcement of Judgments” on page 146.

Response: The Company respectfully acknowledges the Staff’s comment and has filed the agreement that will terminate the management agreement as Exhibit 10.24 to the Registration Statement. The Company also respectfully advises the Staff that page 3 of Exhibit 5.1 has been revised to include the consent of counsel mentioned under the headings “Shareholders’ Suits” and “Enforcement of Judgments”.

4.    Please file all attachments, including exhibits and schedules, missing from exhibits 10.8, 10.15, 10.16 and 10.20.

Securities and Exchange Commission	3	May 22, 2017

Response: The Company respectfully acknowledges the Staff’s comment and has filed all attachments, including exhibits and schedules, to each of Exhibits 10.8, 10.15, 10.16 and 10.20.

Exhibit 5.1

5.    Counsel may not assume a legal conclusion that underlies the opinion. Please remove the assumption contained in section 2.3 or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that section 2.3 of Exhibit 5.1 has been revised to address the Staff’s comment.

6.    Please tell us why section 3.2 conditions the opinion on resolutions to be adopted before the opinion is finalized. Given that section 3.2 also conditions the opinion on the shares being issued as described in the registration statement, it is unclear whether the resolutions will contain material information not addressed in the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that because Maples and Calder is opining on the issuance of the Company’s ordinary shares before such issuance has occurred, it is relying on the approval of such issuance and the manner of such issuance as described in the resolutions adopted by the Company’s board of directors on April 26, 2017. However, the Company respectfully acknowledges the Staff’s comment regarding section 3.2 also being conditioned on the description of the issuance in the Registration Statement, and the Company advises the Staff that section 3.2 of Exhibit 5.1 has been revised to remove the conditionality on the description of the issuance in the Registration Statement.

7.    Please tell us why the Director’s Certificate does not identify Mr. Nayyar as a director.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that paragraph 6 of the Director’s Certification in Exhibit 5.1 has been revised to include Mr. Nayyar as a director.

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Securities and Exchange Commission	4	May 22, 2017

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 752-2004 or by email at alan.denenberg@davispolk.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Alan F. Denenberg

Alan F. Denenberg

Enclosures

cc w/ enc:	Iain MacKenzie, SMART Global Holdings, Inc.
Jack Pacheco, SMART Global Holdings, Inc.
Bruce Goldberg, SMART Global Holdings, Inc.
Tad Freese, Latham & Watkins LLP